Exhibit (d)(7)

Northern Multi-Manager Funds

Amended and Restated Exhibit A to Expense Reimbursement Agreement

	Name of Fund	Total Annual Fund Operating Expenses After Expense Reimbursement (expressed as a percentage of each Fund’s average daily net assets)
1.	Multi-Manager Emerging Markets Equity Fund	1.35%
2.	Multi-Manager Global Real Estate Fund	1.10%
3.	Multi-Manager High Yield Opportunity Fund	0.90%
4.	Multi-Manager International Equity Fund	1.20%
5.	Multi-Manager Large Cap Fund	0.90%
6.	Multi-Manager Mid Cap Fund	1.00%
7.	Multi-Manager Small Cap Fund	1.10%
8.	Multi-Manager Global Listed Infrastructure Fund	1.00%
9.	Multi-Manager Emerging Markets Debt Opportunity Fund	0.93%
10.	Active M U.S. Equity Fund	0.66%